UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

World Heart Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

980905-20-2

(CUSIP Number)

Ms. Barbara R. Madsen

MQP Dissolution, Inc. (f/k/a MedQuest Products, Inc.)

4750 Wiley Post Way, Suite 120

Salt Lake City, Utah 84116

(801) 355-6255

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

   October 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.980905-20-2		Page 2 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MQP Dissolution, Inc. (formerly known as “MedQuest Products, Inc.”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Utah
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

This Schedule 13D relates to the common shares of World Heart Corporation (“WorldHeart”).  The address of the principal executive office of WorldHeart is 7799 Pardee Lane, Oakland, California 94621.

Item 2.  Identity and Background

This Schedule 13D is filed by MQP Dissolution, Inc. (f/k/a MedQuest Products, Inc.), a Utah corporation (the “Company”).  The Company’s principal business is to implement a plan of liquidation with respect to the Company’s prior business of developing medical device products.  The address of the Company’s principal business and principal office is 4750 Wiley Post Way, Suite 120, Salt Lake City, Utah 84116.

The executive officers of the Company are Barbara R. Madsen and Pratap Khanwilkar.  The directors of the Company are Barbara R. Madsen, Pratap Khanwilkar and James W. Long, M.D.  The business address of each of the executive officers and directors is the same as the Company’s principal office.  Barbara R. Madsen’s principal occupation is serving as the President of the Company.  Pratap Khanwilkar’s principal occupation is serving as a Vice President of WorldHeart.  WorldHeart’s principal business is the development and sale of medical device products.  The principal occupation of James W. Long, M.D. is practicing as a licensed physician with InterMountain Health Care, 8th Avenue & C Street, Salt Lake City, Utah 84103.

Maverick Venture Management, LLC, a Nevada limited liability company (“Maverick”), owns approximately 82.8% of the outstanding shares of the Company and is deemed to be a control person of the Company.  The principal business of Maverick is to manage private investments.  The address of Maverick’s principal business and principal office is 737 Bryant Street, Palo Alto, California 94301.  Maverick is controlled by Kevin R. Compton and Gayla J. Compton, each of whom is a manager of Maverick.  The business address of each of Mr. and Mrs. Compton is the same as Maverick’s principal office.  Mr. Compton’s principal occupation is managing private investments.  Mrs. Compton’s principal occupation is serving as a homemaker.

All of the executive officers and directors of the Company, Kevin R. Compton and Gayla J. Compton are citizens of the United States of America.  The executive officers and directors of the Company, Maverick, Kevin R. Compton and Gayla J. Compton are referred to herein individually as an “MQP Affiliate.”

During the last five years, neither the Company nor any MQP Affiliate has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

N/A.

Item 4.  Purpose of Transaction

The Company acquired WorldHeart common shares in exchange for substantially all of its assets pursuant to the Asset Purchase Agreement dated January 31, 2005.  The Board of Directors and shareholders of the Company have approved a plan of liquidation which contemplates that the WorldHeart common shares held by the Company will be used primarily for distribution to the shareholders of the Company in one or more liquidating distributions and for working capital purposes, as needed.

On October 23, 2006, the Company made a final liquidating distribution of 3,600,000 common shares to the shareholders of the Company.  In the distribution, 2,979,690 common shares were received by Maverick.  Following these transactions, the Company now holds no common shares.

Neither the Company nor any MQP Affiliate has any present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

The Company beneficially owns no common shares of WorldHeart.  The executive officers and directors of the Company have individual beneficial ownership as follows: Barbara R. Madsen, 106,926 common shares, representing less than 1.0% of the outstanding common shares; Pratap Khanwilkar, 297,555 common shares, representing less than 1.0% of the outstanding common shares; and James W. Long, M.D., 363,709 common shares, representing less than 1.0% of the outstanding common shares.

Maverick beneficially owns 16,007,033 common shares of WorldHeart, which represents approximately 28.9% of the outstanding common shares.  Each of Mr. and Mrs. Compton are deemed to be the beneficial owners of all shares owned by Maverick.  Each of Mr. and Mrs. Compton disclaims beneficial ownership of all shares that are not held directly by Maverick pursuant to Rule 13d-4.

(b)

The Company has sole power to vote and dispose of no common shares.  Barbara R. Madsen has sole power to vote and dispose of 106,926 common shares.  Pratap Khanwilkar has sole power to vote and dispose of 297,555 common shares.  James W. Long, M.D. has sole power to vote and dispose of 363,709 common shares.

Maverick has sole power to vote and dispose of 16,007,033 common shares.  Each of Mr. and Mrs. Compton has shared power to vote and dispose of the 16,007,033 common shares held by Maverick.

(c)

Except as described in Item 4 above, during the 60 days prior to the date of this filing, neither the Company nor any MQP Affiliate has effected any transactions in the common shares.

(d)

N/A.

(e)

N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement dated January 31, 2005 between WorldHeart and Maverick, Maverick is entitled to nominate up to two directors of WorldHeart, depending on the percentage ownership of common shares held by Maverick.

Item 7.  Material to be Filed as Exhibits

N/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2006

/s/ Barbara R. Madsen

Date

Signature

Barbara R. Madsen, President

Name/Title